DEVELOPMENT CONTRACT BETWEEN

IMRIS INC.

and

MACDONALD, DETTWILER AND ASSOCIATES INC.

for the

Development and Supply of the neuroArm 2 Manipulator Systems and Associated Devices

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INDEX

1.0	Contract Documents	5

2.0	Scope of Work	5

3.0	Contract Price	6

4.0	Sales Tax and Duties	6

5.0	Payment	6

6.0	Subcontracting	7

7.0	Assignment	7

8.0	Changes	7

9.0	Inspection and Acceptance	8

10.0	Representations; Standards of Work/Warranty	8

11.0	Ownership and Use of Intellectual Property	9

12.0	Licenses to Intellectual Property	9

13.0	Indemnities and Insurance	10

14.0	Excusable Delays	11

15.0	Termination	12

16.0	Limitation of Liability	13

17.0	Packing and Shipping	13

18.0	Title and Risk of Loss	13

19.0	Publicity	14

20.0	Confidentiality	14

21.0	Notices	14

23.0	Applicable Law	15

26.0	Entire Contract	16

27.0	Survival	16

29.0	Counterpart Execution	17

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LIST OF ATTACHMENTS

Attachment "A" to Contract - Basis of Payment	18

Attachment "B" to Contract - Task Order Statement of Work	19

Attachment "C" to Contract - MDA Background Intellectual Property	20

Attachment "D" to Contract - Mutual Non-Disclosure Agreement	21

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THIS DEVELOPMENT CONTRACT is made and entered into as of the 30th day of April, 2010 (the “Effective date”).

BETWEEN:

IMRIS INC., a corporation incorporated under the laws of Canada having its principal office at 100-1370 Sony Place, Winnipeg, Manitoba, R3T 1N5 (hereinafter called “IMRIS”)

and

MACDONALD, DETTWILER AND ASSOCIATES INC., a company incorporated under the laws of the Province of Ontario with an office at 9445 Airport Road, Brampton, Ontario L6S 4J3, (hereinafter called MDA) and parent company to MacDonald Dettwiler Systems Ltd. ( “MDS”);

(IMRIS and MDA together are sometimes referred to individually as a “Party” or collectively as the “Parties");

WHEREAS MDA, through its wholly owned subsidiary MDS developed for the University of Calgary (the “University”) a robotic system known as the neuroArmTM Device (as hereinafter defined);

WHEREAS NeuroArm Surgical Limited (“NASL”) is a Calgary-based company formed by the University of Calgary for the purposes of commercializing the neuroArm Device;

WHEREAS IMRIS is a supplier of surgical imaging solutions, and has particular experience in the area of magnetic resonance (“MR”) imaging for surgical and interventional medical applications and has acquired all of the issued and outstanding shares of NASL, and has plans for a next generation of the neuroArm Device, its derivatives, and associated devices;

WHEREAS certain technology used by NASL and owned by the University was developed by MDS pursuant to an amended and restated supply agreement dated December 22, 2004, as amended in September, 2008 (the “neuroArm Supply Agreement”) where MDS delivered to the University a neuroArm device (the “neuroArm Device”);

WHEREAS IMRIS acquired all of the issued and outstanding shares of NASL on February 3, 2010 (the “Acquisition”) and has plans to further the development of and to commercialize the neuroArm Device;

WHEREAS in connection with the Acquisition, the Parties, together with the University and NASL, have entered into an Assignment and Assumption Agreement effective as of February 3, 2010, providing for assignment and assumption of future rights and obligations under the neuroArm Supply Agreement and related agreements by NASL and IMRIS;

WHEREAS IMRIS and MDS entered into a Memorandum of Understanding (MOU) dated February 2, 2010, where one of the objectives of the MOU is for IMRIS to contract with MDA to further develop the next generation of the neuroArm Device (“neuroArm 2 Device”), its derivatives, and associated devices for IMRIS; and

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WHEREAS IMRIS, as the neuroArm 2 Device systems integrator, wishes to contract MDA for the design and development of the manipulator system and other associated devices of the neuroArm 2 Device as set forth herein.

NOW THEREFORE, in consideration of the above and the mutual agreements set forth herein, the Parties agree as follows:

1.0           Contract Documents

1.1           Contract. This development contract (the "Contract") consists of the following documents, as the same may be amended from time to time in accordance herewith:

(a)          the terms and conditions contained in the body of this Contract;

(b)          Attachment "A" – Basis of Payment;

(c)          Attachment "B" – Task Order Statement of Work (hereinafter the “SOW”);

(d)          Attachment “C” – MDA Background Intellectual Property;

(e)          Attachment “D” – Proprietary Information Agreement; and

Each of MDA and IMRIS hereby acknowledges that each of them has in its possession or is otherwise familiar with all of the documents referred to above.

1.2           Inconsistency. In the event of conflict or inconsistency in the terms and conditions in the body of this Contract and the Attachments hereto, the terms and conditions in the body of this Contract shall govern in each case, and the order of precedence among the portions of this Contract shall be:

1.	The body of the Contract (except if otherwise expressly stated in the body of the Contract) and Attachment E to the Contract;
2.	Attachment “A” and “B”; and then
3.	Attachments “C” and “D”.

The Parties acknowledge and agree that at the time of execution of this Agreement they do not view the Attachments as inconsistent with the Body of this Contract.

2.0           Scope of Work

2.1           MDA Responsibilities. MDA shall provide design and development services to IMRIS (collectively, the “Services”) and deliver to IMRIS neuroArm 2 manipulator systems (“neuroArm 2 Manipulator Systems”) and associated devices (collectively the “Deliverables”) as directed by IMRIS and required under this Contract and as further defined in Attachment B, SOW (reference MDA-IMRIS SOW-1111). Each SOW may be amended from time to time to incorporate additional tasks or scope as may be mutually agreed to by the Parties. The tasks currently included in the SOW and any future agreed to tasks are collectively referred to as the “Authorized Tasks”.

2.2           IMRIS Responsibilities. IMRIS shall be responsible for the system integration of the neuroArm 2 Device and any required investigational testing, regulatory authorisations, permits, licenses, appointment of any qualified investigators and any other authorizations as may be required for the Deliverables.

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2.3           Collaboration. [NOTE TO READER: CONFIDENTIAL INFORMATION REGARDING COLLABORATION AND THIRD PARTIES REMOVED]

3.0           Contract Price

3.1           Contract Price. As full consideration of MDA’s performance herein and as contained in the applicable SOW, the "Contract Price" payable by IMRIS to MDA for the Services and/or Deliverables will be comprised of the costs set forth in Attachment “A” – Basis of Payment.

3.2           Canadian Funds. Unless otherwise provided herein, the Contract Price and all other amounts referred to in this Contract and Attachments hereto are stated in Canadian funds.

4.0           Sales Tax and Duties

Unless expressly included herein, the Contract Price is exclusive of all sales, use and like taxes, value and value added or business transfer taxes, customs or import/export duties and excise taxes related to the Services and/or Deliverables; and any such taxes or duties other than on MDA’s income shall be paid by IMRIS.

5.0           Payment

5.1           Time and Materials Tasks. For any time and materials Services and/or Deliverables, MDA shall invoice IMRIS on a monthly basis in accordance with Attachment “A” – Basis of Payment.

5.2           Firm Fixed Price Tasks. For any firm fixed price Services, MDA shall invoice IMRIS upon completion of each Milestone as defined in Attachment “A” – Basis of Payment.

5.3           Invoiced Payments. IMRIS agrees to pay each invoice submitted by MDA to it within thirty (30) days of the date of receipt by it of such invoice (other than those invoices that are the subject of good faith dispute under Article 5.5 herein) and pay interest on overdue amounts at then-current bank rates for commercial loans plus 2 per centum. IMRIS shall make all payments to MDA by wire transfer to such account as is designated in writing by MDA.

5.4           Failure to Pay. Notwithstanding Article 15.3 (Termination for Default), in the event IMRIS fails to make payment in accordance with Article 5.3 (Invoiced Payments), in the absence of any uncured default in performance of any obligations of MDA, any event of Force Majeure or a good faith dispute by IMRIS under Article 5.5 (Disputed Fees) herein, MDA may cease performance under this Contract upon written notice to IMRIS until such payment is made and all MDA’s reasonable demobilization and standby costs (and if performance restarts, remobilization costs) shall be deemed costs for which IMRIS is responsible to pay in accordance with the provisions of this Contract. If any invoice is not paid within sixty (60) days of the receipt of the invoice (absent an uncured default by MDA, an event of Force Majeure or a good faith dispute by IMRIS), MDA may terminate this Contract, which termination shall be deemed a termination for default by IMRIS pursuant to Article 15.3 of this Contract.

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5.5.          Disputed Fees. If IMRIS withholds payment of any portion of any amounts due to MDA as a result of a good faith dispute, IMRIS will notify MDA in writing of the specific amount that it disputes, which notice will detail IMRIS’ reason for disputing such amount. If MDA disputes the withholding, by written notice to IMRIS, MDA may call for the authorized representatives of MDA and IMRIS shall meet and confer within ten (10) Business days of such notice date to negotiate the resolution of MDA’s claim. In the event that the matter is not resolved through negotiation, and in the further event that IMRIS’ failure to pay is due to IMRIS’ good faith belief that it is excused from its obligation to pay, then the matter will be subject to the dispute resolution provisions of Article 24 (Dispute Resolution Process) and IMRIS shall continue to make payment to MDA for undisputed amounts in accordance with such Article 24, MDA shall continue to work as specified throughout the period of negotiation and dispute resolution set forth in Article 24 (Dispute Resolution Process), and, if the dispute is resolved in MDA’s favour and the disputed amount thereafter remains unpaid by IMRIS, then MDA may, upon 30 days prior written notice to IMRIS, terminate this Contract pursuant to Article 15.3 (Termination for Default) in its entirety or may terminate its obligation to continue to provide those Services and/or Deliverables directly associated with MDA’s disputed claim for payment, and this Contract will be deemed to be modified to eliminate MDA’s obligation to further perform such specific Services and/or Deliverables.

6.0           Subcontracting

MDA may subcontract to its Affiliates and to other third parties such portions of the Services and/or Deliverables as it deems necessary in the performance of this Contract. Any such subcontracting shall not relieve MDA from its obligations under this Contract, including without limitation its obligations under Article 10.2 (MDA Representations, Warranties and Covenants), and MDA shall be responsible for all acts or omissions of any subcontractor(s) and their respective employees, agents and sub-subcontractors relating to MDA’s obligations under this Contract, except to the extent such acts or omissions are determined to have resulted from the negligence, wilful misconduct or default of IMRIS.

7.0           Assignment

7.1           Except for an assignment to its respective subsidiaries or Affiliates, neither MDA nor IMRIS shall assign this Contract in whole or in part to any third party without the prior written consent of the other Party, such consent not to be unreasonably withheld or delayed. Any attempt to assign any of the rights, duties or obligations of this Contract without prior written consent is void. Notwithstanding the forgoing, IMRIS shall have the right to assign this Contract in connection with any sale of substantially all the stock or assets of NASL or IMRIS or the sale by IMRIS of its surgical robotics-related business subject to MDA receiving prior written notice and being satisfied, acting commercially reasonably, that MDA will continue to be adequately indemnified by the successor entity on at least the same terms as in this Contract.

8.0           Changes

8.1           Changes. Either Party may propose changes, modifications or adjustments to the Services and/or Deliverables within the general scope of the Contract and all such changes shall be made, provided MDA and IMRIS have agreed in writing, each acting reasonably and in good faith, to any resulting adjustment in the Contract Price, milestone and delivery schedules or any affected provisions of the Contract. In the absence of any such agreement, neither Party shall implement any such proposed change.

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8.2           Adjustment. This Contract shall be equitably adjusted to incorporate any changes, modifications or enhancements to the Services and/or Deliverables in accordance with Article 8.1. For greater certainty, it is expressly agreed and understood that any changes, modifications or enhancements to the Services and/or Deliverables made by MDA at the request of IMRIS, whether prior to or after Acceptance of the Services and/or Deliverables, shall be at the cost of IMRIS pursuant to mutually agreed terms, including a Contract Price adjustment set out in an amendment to this Contract. Each Party shall act reasonably and in good faith in negotiating such terms.

9.0           Inspection and Acceptance

9.1           Inspection. The Services and/or Deliverables being performed by MDA hereunder may be inspected from time to time at reasonable times by IMRIS' representatives on a non-interference basis upon reasonable prior notice being given to MDA. MDA shall grant access to its facilities or the facilities at which Services and/or Deliverables are being carried out to such IMRIS representatives to enable them to carry out such inspection, subject to IMRIS adhering to appropriate security requirements and third party confidentiality obligations of MDA as notified by MDA as required to access the applicable facilities.

9.2           Acceptance. Acceptance shall only be accomplished after receipt, inspection and approval of a Deliverable and/or Service in accordance with any acceptance procedures between MDA and IMRIS as specified in the applicable SOW. Except for any SOW(s) done on a firm fixed price basis, for which corrections to defects in Services and/or Deliverables shall be at MDA’s expense, IMRIS will reimburse MDA at its cost (with no allowance for profit related to such corrective work) for corrections to any defects in Services and/or Deliverables provided pursuant to any SOW(s) done on a time and materials basis.

10.0         Representations; Standards of Work and Warranty

10.1         Mutual Representations, Warranties and Covenants

Each Party represents and warrants to and covenants with the other Party that:

(1)         such Party is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation, and has all requisite corporate power to carry on its business as such business is now being conducted, and is duly qualified to do business in all jurisdictions in which qualification is necessary in order to transact its business and perform its obligations set out in this Contract;

(2)         such Party has full power, authority and right to execute and deliver this Contract and to perform its obligations hereunder, and the execution, delivery and performance of this Contract by such Party have been duly authorized by all necessary corporate action on the part of such Party; and

(3)         this Contract has been duly executed and delivered by such Party and is valid and binding on such Party, enforceable in accordance with its terms, except as enforcement thereof may be limited by or with respect to: (i) applicable insolvency, moratorium, bankruptcy, fraudulent conveyance and other similar laws of general application relating to or affecting the rights and remedies of creditors; (ii) application of equitable principles (whether enforcement is sought in proceedings in equity or at law); and (iii) the fact that the remedy of specific enforcement or of injunctive relief is subject to the discretion of the court before which any proceeding therefore may be brought

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10.2           MDA Representations, Warranties and Covenants. [NOTE TO READER: CONFIDENTIAL INFORMATION REGARDING MDA REPRESENTATIONS, WARRANTIES AND COVENANTS REMOVED]

10.5           Disclaimer of Additional Warranties. The express warranties contained in this Contract are in lieu of and each Party expressly disclaims any and all other representations, warranties or conditions with respect to the subject matter hereof, whether express or implied, past or present, statutory or otherwise, including, without limitation, any legal warranties, implied warranties or conditions of merchantability or fitness for a particular purpose, or of quality, productiveness or accuracy.

[NOTE TO READER: CONFIDENTIAL INFORMATION REGARDING WARRANTY DISCLAIMER AND INTELLECTUAL PROPERTY REMOVED]

11.0         Ownership and Use of Intellectual Property

11.1         Foreground Intellectual Property (FIP). [NOTE TO READER: CONFIDENTIAL INFORMATION REGARDING FOREGROUND INTELLECTUAL PROPERTY REMOVED]

11.2         Background Intellectual Property (BIP). Title to and all rights of ownership in BIP (including all Intellectual Property rights) shall remain vested in MDA, as defined and in accordance with the terms of the MDA Background Intellectual Property License Agreement, [NOTE TO READER: CONFIDENTIAL INFORMATION REGARDING BACKGROUND INTELLECTUAL PROPERTY REMOVED] Use by MDA of its Background Intellectual Property may be necessary for MDA’s performance under the Contract and may; with IMRIS’ prior written approval, be embedded in FIP, and become embodied in all or certain of the Deliverables furnished by MDA to IMRIS under the Contract; and may be necessary for the use, installation, operation, maintenance or training in the use of the Deliverables and/or Services and will be subject to the terms of the Background Intellectual Property License Agreement. [NOTE TO READER: CONFIDENTIAL INFORMATION REGARDING FOREGROUND AND BACKGROUND INTELLECTUAL PROPERTY REMOVED]

12.0         Licenses to Intellectual Property and Future Potential Collaboration

12.1         Licenses to the Intellectual Property. The Parties agree to enter into mutually agreeable license agreements upon the date hereof, where IMRIS agrees to license to MDA the FIP (the “IMRIS Technology License”) and MDA agrees to license to IMRIS the BIP (the “MDA BIP License”). (Collectively, the IMRIS Technology License and the MDA BIP License shall be referred to as the “License Agreements”).

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12.2         Commercialization. IMRIS and MDA acknowledge that they desire and intend to collaborate with each other on the commercialization and development of the market for the Expanded Field, and that the Parties will continue to explore opportunities to work together in the future, recognizing each other’s respective strengths and potential to contribute to the commercialization and development of such market.

13.0         Indemnities and Insurance

13.1         Mutual Indemnities. Each Party (the “Indemnifying Party”) shall defend, indemnify and hold harmless the other Party and its Affiliates, and their respective agents, independent contractors, directors, officers and employees (each an “Indemnified Party”) from anyone who makes any claims or initiates any suits, actions, and/or proceedings to the extent arising out of or relating to the Indemnifying Party’s or any of its directors, officers, employees, subcontractors, or authorized representatives or agents’ negligent acts or negligent omissions and/or wilful misconduct that cause the Indemnified Party or any of its respective agents, independent contractors, directors, officers and employees any real or tangible property damage or any personal or bodily injury (including death) (a “Claim”) and shall pay all judgments, damages, costs (including reasonable legal fees and disbursements), and other amounts that a court awards in a Claim against the Indemnified Party or that any Indemnified Party is required to pay at any time or times in respect to a Claim or that are included in any settlement of a Claim approved by the Indemnifying Party, acting reasonably, at any time or times and pay any other reasonable legal or expert fees and disbursements awarded against the Indemnified Party in a Claim, provided that the Indemnified Party:

A.	promptly notifies the Indemnifying Party in writing of such claim; and

B.	provides the Indemnifying Party with reasonable non financial assistance related to the defence or settlement of such claim, provided the Indemnifying Party pays all reasonable expenses, disbursements, and out of pocket expenses incurred by the Indemnified Party in providing such assistance; and

C.	if the indemnity in this Article 13.1 takes effect, then the Indemnifying Party, at its cost, shall control the defence and any settlement negotiations related to such Claim but the Indemnified Party shall be allowed to participate in such defence or settlement negotiation, at its cost and no decision or action including settlement concerning or governing any disposition of the Claim will be taken by the Indemnifying Party without consultation with, and approval by, the Indemnified Party, provided such approval is not unreasonably withheld or delayed.

13.2        IMRIS Indemnity. In addition to Article 13.1 (Mutual Indemnities) IMRIS agrees to indemnify and hold harmless MDA and its Affiliates, agents, independent contractors, directors, officers and employees from and against any and all Claims or threatened Claims, proceedings, investigations, or depositions, which can be made by any third party, including Subjects or Persons, arising out of

(i) [NOTE TO READER:CONFIDENTIAL INFORMATION REGARDING INTELLECTUAL PROPERTY REMOVED]

(ii) the ownership, performance or operation of such Services and/or Deliverables by a third party, or

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(iii) Sale, operation or other use of the Services and/or the Deliverables by IMRIS in violation of government or regulatory requirements or without government or regulatory approvals,

Including where such claim is based on the unauthorized use or modification by IMRIS or its sub-licensees and/or such third party of the BIP, the Embedded BIP and/or any IMRIS products or IMRIS services, containing such BIP or Embedded BIP, in a manner not permitted by this Contract or the License Agreements.

13.3         IMRIS Exclusions on Indemnity. The indemnity in Articles 13.2 will not apply to (i) any Claims arising in relation to use of BIP by third parties not engaged indirectly or directly by or on behalf of (A) IMRIS or its Affiliates or (B) any of IMRIS’ sublicensees or partners [NOTE TO READER: CONFIDENTIAL INFORMATION REGARDING THIRD PARTIES REMOVED]

13.4         Post Acceptance. The Parties acknowledge and agree that the Deliverables are intended for use in medical situations that are performed under experimental protocols, the Deliverables have been made in accordance with IMRIS' requirements and IMRIS has the exclusive ability to authorise, manage and limit the use of the Deliverables. IMRIS assumes all responsibility after delivery to it of the Deliverables for the use and operation of the Deliverables and the selection and medical condition of those Subjects who will be operated with or on through the use of the Deliverables.

13.5         Insurance. MDA shall provide and maintain, at its own expense, adequate property insurance on an "All Risks" basis, covering the Services and/or Deliverables and the facilities in which the Services are being performed, during the entire period of performance of the Contract and naming each IMRIS and or other named persons as provided by IMRIS and mutually agreed by the Parties, acting commercially reasonably, as the case may be as additional insureds thereunder. Upon the transfer of risk of loss in a Deliverable to IMRIS pursuant to Article 9.2, IMRIS shall provide and maintain, at its sole cost, product liability insurance covering that Deliverable. Notwithstanding the foregoing, prior to commencing any clinical trials which use all or any portion of the Deliverables, BIP or FIP, IMRIS and MDA, acting reasonably, will agree on a recommended minimum level and type of insurance coverage that IMRIS will procure at its sole expense prior to commencing said trials. Such policy will name MDA and its Affiliates as additional insureds. In the event that either Party discontinues or defaults on payment of policies for insurance required under this Article 13.6, the other Party shall have the right to continue such insurance at the account of the discontinuing or defaulting Party. Each Party shall deliver to the other Party certificates or other reasonable evidence of insurance evidencing the foregoing coverages upon execution hereof.

14.0         Excusable Delays

14.1         Force Majeure. Notwithstanding any provision of the Contract, neither Party shall be liable to the other Party for any loss, damage or delay in the Services and/or Deliverables or non-performance of any Contract obligation on its part to be performed arising from or caused by fire, flood, strike, walk-out, or labour difficulties, delay of transportation, unusually severe weather, freight embargo, epidemic, act of government, regulatory approvals or lack thereof (subject to the terms of this Contract), parts obsolescence, acts of God or public enemies or by any other cause which is beyond such Party's reasonable control, and provided written notice is given thereof to the other Party at the earliest reasonable date. In the event of delay resulting from any of the above, the performance and where applicable, delivery, milestone schedule and Contract Price shall be equitably adjusted.

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14.2         Extended Force Majeure. In the event that an excusable delay under Article 14.1 extends performance by any Party hereunder for a period of more than sixty (60) consecutive days, or such longer period as may be agreed to in writing between the Parties, IMRIS may terminate all or any portion of this Contract, which termination shall be deemed a termination for convenience pursuant to Article 15.2, or, alternatively, IMRIS may suspend all or any portion of this Contract, which suspension shall be deemed to be a change under Article 8.1 resulting in an equitable adjustment to the Contract.

15.0         Termination

15.1         Term. This Contract will begin on the Effective Date and will continue until the first of the following (the “Term”):

(a)	MDA has completed the Services and/or Deliverables and Deliverables in accordance with the existing SOWs; or
(b)	the Contract is terminated in accordance with this Article 15 or
(c)	such other date as the Parties may mutually agree.

15.2         Termination for Convenience. The Parties may terminate this Contract in writing at any time by mutual written consent. IMRIS may terminate all or any portion of the Services and/or Deliverables hereunder at its convenience upon thirty (30) days written notice to MDA. Upon receipt of such notice, MDA shall immediate arrange for an orderly termination of the Services and/or Deliverables. Upon termination IMRIS shall pay MDA at the contract rates (inclusive of profit) for all Services and/or Deliverables rendered as of the effective date of termination, provided that if the fee for any Deliverables is based on identified milestones being achieved by MDA, IMRIS shall pay MDA the pro-rated fee for the next scheduled milestone [NOTE TO READER: CONFIDENTIAL INFORMATION REGARDING PRICING REMOVED]

MDA shall, within ninety (90) days of the date of termination, provide IMRIS with a final invoice detailing payments for which IMRIS is responsible under this Article 15.2 and IMRIS shall make full payment of the invoice within thirty (30) days receipt by it of such invoice.

[NOTE TO READER: CONFIDENTIAL INFORMATION REGARDING PRICING REMOVED]

15.3         Termination for Default. Except as set forth in this Article 15, the following events constitute circumstances where the non-defaulting Party, may immediately terminate the Contract immediately upon prior written notice to the defaulting Party:

(a)          the Party becomes bankrupt or insolvent or goes into receivership or takes the benefit of any related statutes;

(b)          an order is made or resolution passed winding up or dissolving the Party;

(c)          the Party ceases to carry on business, other than as a result of a corporate restructuring or consolidation for which consent is obtained under this Agreement, if applicable, and a successor entity carries on the business previously carried on by such Party; or

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(d)          Subject to 15.4, if the Party fails to perform any of its obligations under this Contract and fails to remedy the default within thirty (30) days after receipt of a written notice from the other Party or pursuant to Article 5.4, within sixty (60) days after receipt by IMRIS of an undisputed invoice and at least one written reminder of same after the date due.

15.4         Notwithstanding anything in here to the contrary, if MDA is deemed by IMRIS to be a defaulting party in accordance with Article 15.3(d), then prior to exercising any right to terminate this Contract based on MDA’s material breach of its obligations, both Parties agree to engage in good faith negotiations under the dispute resolution procedure under Article 24 in order to cure or resolve the default. For greater certainty, if no resolution can be reached within the time frames and after the procedures required under Article 24, IMRIS may thereafter immediately terminate this Agreement with no further notice or cure period being required to be offered to MDA under Article 15.3(d).

16.0         Limitation of Liability

16.1         [NOTE TO READER: CONFIDENTIAL INFORMATION REGARDING LIMITATION OF LIABILITY REMOVED]

16.2          In no event shall either Party be liable for

(a)          any indirect, incidental, special, consequential, exemplary, and/or punitive damages; and

(b)          any lost sales, lost revenues, lost profits, lost data, loss of use, or re-procurement amount;

howsoever arising, even if such Party has been advised of the possibility of such damages or losses arising.

17.0         Packing and Shipping

MDA shall package the Deliverables to a commercial standard sufficient to protect the Deliverables from normally expected damage or deterioration in transit to IMRIS' facilities for delivery. MDA, acting reasonably, shall select the transportation routing and common carrier.

18.0         Title and Risk of Loss

Risk of loss of each Deliverable shall pass to IMRIS upon initial delivery to IMRIS. IMRIS will pay all costs associated with delivery and will pay all insurance costs associated with insurance of each Deliverable in transit. Risk of loss of any Deliverables that are returned by IMRIS to MDA for non-Acceptance or for warranty-related issues shall pass back to MDA as provided in Articles 9 and 10 respectively. Risk of loss to all parts and supplies incorporated by MDA as a result of any warranty replacement work and all related FIP shall transfer to IMRIS upon receipt by IMRIS of same and title shall transfer to IMRIS at the same time free and clear of any liens, claims, encumbrances and security interests whatsoever. Title to each Deliverable and all FIP related thereto shall transfer to IMRIS, free and clear of any liens, claims, encumbrances and security interests whatsoever, upon Acceptance of the Deliverable by IMRIS and payment in full of all amounts due to MDA for that particular Deliverable under this Contract. IMRIS acknowledges and agrees that its acquisition of title to a Deliverable shall not be construed as a transfer from MDA of any rights or licenses in or to any BIP, except as expressly granted under this Contract and under the License Agreements.

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19.0         Publicity

Except as required by applicable law, regulations or securities reporting obligations, both Parties acknowledge and agree that the other Party’s name shall not be disclosed for purposes of advertising, including but not limited to press releases, brochures, photographic coverage, or verbal announcements concerning this Contract and/or any subsequent Contract, without the prior written permission of the other party.

20.0         Confidentiality

[NOTE TO READER: CONFIDENTIAL INFORMATION REGARDING INTELLECTUAL PROPERTY AND NON-DISCLOSURE REMOVED]

21.0         Notices

Any notices hereunder shall be in writing and shall be delivered by courier, by registered mail (in which event, any such notice shall be deemed to be received three (3) Business Days from mailing) or by facsimile transmission or other electronic means that provides a paper record, addressed to the Parties, at the addresses listed below. Any notice sent by other than registered mail shall be deemed to be effective on the day of actual receipt (or if not a Business Day of the recipient, then on the next following Business Day), as follows:

I.	if to IMRIS:

IMRIS Inc.
100-1370 Sony Place
Winnipeg, Manitoba, R3T 1N5

Attention:

Telephone:
Fax:
Email:

II.	If to MDA:
MacDonald, Dettwiler and Associates Inc.
9445 Airport Road
Brampton, Ontario
Canada L6S 4J3

Attention:

Telephone:
Fax:
Email:

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22.0         Non-Solicitation

During the Term and for a period of six (6) months thereafter, neither Party will directly or indirectly solicit for employment any employee of the other Party whose employment is related to the matters addressed by this Contract (and for such purpose, employment will be deemed to include hiring of such a Person as an independent contractor where such independent contractor is hired to perform services or to work on a basis substantially equivalent to that of a full time employee), unless such Party has obtained the prior written approval of the other Party to do so; provided that this Article 22 shall not apply to the extent (i) the employment of that individual was terminated by the other Party before the solicitation, employment or attempted hire of the individual, or (ii) the solicitation, employment or attempt to hire the individual was the result of a solicitation directed at the public in publications available to the public in general and without the objective of soliciting, employing or hiring the individual.

23.0         Applicable Law

This Contract shall be governed by and interpreted in accordance with the laws of the Province of Ontario, without reference to conflicts of laws principles, and the applicable federal laws of Canada. Any suits, claims or actions relating to the Contract shall be brought in a court of competent jurisdiction in the Province of Ontario and the Parties hereby attorn to the exclusive jurisdiction of such courts for the purpose of adjudicating any such suit or action. The Parties to the Contract agree that in any legal proceeding that arises out of or relates to the Contract, the prevailing Party shall be entitled to recover its costs and expenses associated with such proceeding, including reasonable attorneys' fees.

24.0         Dispute Resolution Process

If during the Term, any dispute, disagreement, controversy, claim or allegations arise between the Parties concerning the interpretation of this Contract or Attachment here, including the SOW (“Dispute”), the Parties will use reasonable commercial efforts to settle such Dispute internally and will consult and negotiate with each other in good faith in an effort to reach a fair and equitable solution satisfactory to the Parties. If a Dispute arises the Parties will endeavour to resolve any dispute arising out of this Contract within thirty (30) days (or such other period of time as mutually agreed between the parties) acting in good faith, by progressive escalation through their respective management chains as follows:

(a)          The applicable MDA and IMRIS contract managers will attempt to resolve any Dispute informally by meeting as often, for a duration and as promptly as such representatives may reasonably deem necessary to discuss the Dispute and negotiate in good faith in an attempt to resolve the Dispute;

(b)          If such representatives are unable to resolve the Dispute, then senior executive management of each Party shall meet within five (5) Business Days of written notice from a contract manager of either party and thereafter as often as they reasonably deem necessary, to attempt in good faith to resolve the Dispute;

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(c)          If such senior executive are unable to resolve the Dispute, then the CEO of each Party will meet within five (5) Business Days of written notice from senior executive of either Party and thereafter as often as they reasonable deem necessary, to attempt in good faith to resolve the Dispute; and

(d)          If the CEOs are unable to resolve the Dispute, then either Party may proceed to litigation in accordance with Article 23.0 hereto;

provided, however, that MDA shall continue to provide all undisputed Services and/or Deliverables and Deliverables to IMRIS in accordance with each SOW during this Dispute resolution process as set forth in this Article 24.0, provided that MDA continues to be paid for the undisputed Services and/or Deliverables and the Deliveries, subject to Article 5 herein. This Article does not preclude earlier recourse to the courts for interim or interlocutory injunctive or other interim relief.

25.0        Injunctive Relief

Each Party acknowledges that monetary damages would not adequately compensate the other Party in the event of a breach by such Party of its obligations hereunder and that injunctive relief would be essential for the other Party to adequately protect itself hereunder, each Party agrees that, in addition to any other remedies available to the other Party at law or equity, the other Party shall be entitle to injunctive relief in the event such party is in breach of any covenant or Contract contained herein.

26.0        Entire Contract

The provisions of this Contract and the Attachments hereto set forth the entire agreement between the Parties relating to its subject matter and supersedes any prior agreements, understandings or arrangements.

No variation, modification, change or waiver of any terms or provisions herein shall be deemed valid and enforceable unless duly authorised and effected by written amendment duly executed by authorised representatives of the Parties.

27.0        Survival

The terms set forth in Article 1 (Contract Documents), Article 3 (Contract Price), Article 5 (Payment), Article7 (Assignment), Article 10 (Representations; Standards of Work/Warranty), Article 11 (Ownership and Use of Intellectual Property), Article 13 (Indemnities and Insurance), Article 15 (Termination) Article 16 (Limitation of Liability), Article 18 (Title and Risk of Loss), Article 19 (Publicity), Article 20 (Confidentiality), Article 21 (Notices), Article 22 (Non-Solicitation), Article 23 (Applicable Law), Article 25 (Entire Contract) and this Article 26, Article 27 (Severability)and Attachments “C”, "D”, and “E” of this Contract shall survive the termination of this Contract, unless expressly stated otherwise.

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28.0         Severability

If any provision of this Contract is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability attaches only to such provision and everything else in this Contract continues in full force and effect.

29.0         Counterpart Execution

This Contract and its applicable Attachments may be executed in counterparts by facsimile or electronic mail and, if so executed and transmitted, all such copies and all counterparts together form the same Contract as if the Parties had delivered an executed original Contract.

30.0         Further Assurances

The Parties shall use their commercially reasonable efforts to do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreement, certificates, instruments or documents as the other Party may reasonably request in order to carry out the intent and purpose of the Contract.

31.0         Enurement

This Contract enures to the benefit of and binds the Parties and their respective successors and permitted assigns.

IN WITNESS WHEREOF the Parties have accepted and executed this Contract under the hand of their proper authorized signatories.

IMRIS INC.	MACDONALD, DETTWILER AND
ASSOCIATES INC.

By:	By:

Title:	Title:

Date:	Date:

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Attachment "A" to Contract - Basis of Payment

MDA will be paid its costs incurred in the performance of its obligations set out under the Contract, in accordance with the Basis of Payment set out herein.

[NOTE TO READER: CONFIDENTIAL INFORMATION REGARDING PRICING REMOVED]

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Attachment "B" to Contract - Task Order Statement of Work

note to reader: [confidential information regarding product development details removed]

The Parties hereby acknowledge that each has in its possession all the documents referred to above.

The Contract may be amended from time to time to incorporate mutually agreed to additional tasks.

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Attachment "C" to Contract - MDA Background Intellectual Property

note to reader: [confidential information regarding product intellectual property removed]

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Attachment "D" to Contract - Mutual Non-Disclosure Agreement

Mutual Non-Disclosure Agreement dated September 11, 2009 and incorporated herein by reference.

The Parties hereby acknowledge that each has in its possession the document referred to above.

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Attachment "E" to Contract - Definitions

Unless otherwise expressly defined in the Contract, all capitalized terms in the Contract shall have the following meanings:

"Affiliates" means, with respect to any Person, any present or future parent organization or subsidiary, either directly or indirectly controlled by, controlling or under common control with such Person. For the purposes of this definition, “control” shall mean direct or indirect beneficial ownership of fifty percent (50%) or greater interest in the shares of such Person or such other relationship as, in fact, constitutes actual control.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in Canada are closed.

“Claim” has the meaning set forth in Article 13.

“Confidential Information” means any information which is confidential and proprietary information of a Party concerning such Party’s technical, scientific and business interests not generally available to third parties consisting of but not limited to:

(i)	software (source and executable or object code), algorithms, computer processing systems, techniques, methodologies, formulae, processes, compilations of information, drawings, proposals, job notes, reports, records, and specifications, and related documentation in any media, including all modifications, enhancements, updates and derivatives;
(ii)	unique software and hardware configurations, design concepts and all materials developed therefrom;
(iii)	business plans, customer contacts, licenses, the prices such Party obtains or has obtained for its software, products or services and any other materials or information relating to the business of such Party or such Party’s goodwill;
(iv)	any information in any media which is owned by a third party and provided to such Party under a confidentiality agreement;
(v)	trade secrets which derive economic value, actual or potential, from not being generally known to other Persons who might obtain economic value from its disclosure or use and is the subject of efforts that are reasonable under the circumstances to maintain its secrecy; and
(vi)	any other information of such Party which is not generally known and is determined by a court of competent jurisdiction not to rise to the level of a trade secret under applicable law. Confidential Information of a Party includes any information of any of its Affiliates that falls within any of the foregoing categories.

"Contract" has the meaning set forth in Article 1.1, including those services and associated devices included in the SOW hereto.

"Contract Price" has the meaning set forth in Article 3.1.

"Deliverables" has the meaning set forth in Article 2.1.

"Documentation” has the meaning set forth in Article 20.3.

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“Embedded BIP” has the meaning set forth in Article 11.2.

[NOTE TO READER: CONFIDENTIAL INFORMATION REGARDING “EXPANDED FIELD” REMOVED]

"Foreground Intellectual Property" or "FIP" means Intellectual Property that is newly expressed, developed, conceived, invented, or reduced to practice as a result of MDA performing services paid for by IMRIS under this Contract, but excludes MDA Background Intellectual Property.

“IMRIS Technology License” has the meaning set forth in Article 12.1

"Intellectual Property" means any specifications, data, Technical Information, drawings, software source code, designs, know-how, industrial property rights and other similar rights or intangible assets recognized under any laws or international conventions, and in any country or jurisdiction in the world, as intellectual creations to which rights of ownership accrue or may accrue, and any patents, copyrights, trade secrets, trademarks, trade names and service marks, and all registrations, applications, disclosures, renewals, extensions, continuations or reissues of the foregoing now or hereafter in force.

“Investigator” means an individual who actually conducts a clinical investigation, i.e., under whose immediate direction the Medical Device is administered, dispensed to, or used involving a subject. In the event of an investigation being conducted by a team of individuals “Investigator” refers to the responsible leader of that team.

"License Agreements" has the meaning set forth in Article 12.1.

"Material Breach" means, with respect to either Party, a breach of any material term, condition, covenant or obligation of this Agreement that is significant enough and continuing that it has the effect of abrogating such Party's performance and the other Party's enjoyment of the benefits under this Agreement taken as a whole;

"MDA Background Intellectual Property" or "BIP" means Intellectual Property that is expressed, developed, conceived, invented, or reduced to practice by MDA or its Affiliates or is the subject matter of a patent application by MDA or its Affiliates prior to the effective date of this Contract or that is expressed, developed, conceived, invented, or reduced to practice concurrent with and independent of the performance of this Contract and that may be necessary for the sale, licensing, use, installation, operation, maintenance and/or training of the Deliverables, and includes the Intellectual Property identified in Attachment C to this Contract and without limitation, any and all enhancements, findings, discoveries, inventions, adaptations, revisions, improvements, changes, modifications, additions, derivative works (whether complete or incomplete, registered or protected, or capable of such registration or protection) to such MDA Background Intellectual Property, but excludes Foreground Intellectual Property.

“MDA BIP License” has the meaning set forth in Article 12.1.

"Medical Device" means a device within the meaning of the Food and Drug Act (Canada), or the U.S. Code of Federal Regulation, Title 21 – Food and Drug, pertaining to the approval of a medical or radiological device, but does not include any device that is intended for use in relation to animals and includes any article, instrument, apparatus or contrivance, including any component, part or accessory thereof, manufactured, sold or represented for use in:

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I.	the diagnosis, treatment, mitigation or prevention of a disease, disorder or abnormal physical state, or its symptoms, in human beings;

II.	restoring correcting or modifying a body function or the body structure of human beings;

III.	the diagnosis of pregnancy in human beings; or

IV.	the care of human beings during pregnancy and at and after birth of the offspring, including care of the offspring;

[NOTE TO READER: CONFIDENTIAL INFORMATION REGARDING “MR FIELD” REMOVED]

“neuroArm 2 Manipulator Systems” has the meaning set forth in Article 2.1.

"Party" and "Parties" have the meanings set forth in the first preambular paragraph.

“Person” means any individual, partnership, corporation, association, limited liability company, joint stock company, trust, joint venture, consortium, unincorporated organization, and any other association or entity, whether or not legal entities.

"Regulations" means the Medical Devices Regulations, SOR/98-282 pursuant to the Foods and Drugs Act, S.C. 1993, C.34.

“Services” has the meaning set forth in Article 2.1.

"SOW" has the meaning set forth in Article 1.1.

"Subject" means a human being who participates in an investigation, either as an individual on whom or on whose specimen an investigational device is used or who participates as a control. A subject may be in normal health or may have a medical condition or disease.

"Technical Information" means any trade secrets, research, or development data and know-how relating to the Deliverables, whether or not patentable, and shall include scientific information, processes, and formulae, and any information arising from IMRIS seeking regulatory approval of the Deliverables which touches upon the design, development, manufacture, or use of the Deliverables, or its safety or efficacy as a Medical Device.

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